Exhibit 99.1

Jin Medical International Ltd. Management Plans For Fireside Chat

Changzhou, China, Jan. 21, 2026 (GLOBE NEWSWIRE) -- Jin Medical International Ltd. (NASDAQ: ZJYL) (“Jin Medical”, and together with all its subsidiaries, the “Company”), a NASDAQ-listed leading provider of rehabilitation medical equipment in China, announced today that members of its management team will host a fireside chat on February 1, 2026, to provide an update on the Company’s strategic priorities and capital structure considerations.

During the discussion, the management team will address recent market developments and outline the framework of the Company’s ongoing strategic planning efforts. The fireside chat is intended to offer transparency into management’s thinking and decision-making process during this period.

The Company continues to maintain what management believes to be a strong liquidity position and is actively evaluating a range of strategic options intended to enhance its competitive position in the industry. Management believes that these efforts are being undertaken from a position of operational and financial strength.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, Jin Medical designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, elderlies, and for rehabilitation application. Currently, Jin Medical already operates two manufacturing plants of approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. Jin Medical is currently establishing a new facility with 430,000 square feet in Chuzhou, Anhui Province, China. Jin Medical works with more than 40 distributors in China and more than 20 international distributors. The majority of Jin Medical’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China. Jin Medical continuously delivers innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “should”, “intend”, “plan”, “strive”, “believe”, “expect”, “anticipate”, “project”, “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ir@zhjmedical.com